August 25, 2021

VIA EDGAR

Stacey Peikin, Esq.
Securities and Exchange Commission
Office of Trade & Services
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RADA Electronic Industries Ltd. Registration Statement on Form F-3 File No. 333-258935

Dear Ms Peikin:

The undersigned, on behalf of RADA Electronic Industries Ltd. ("RADA"), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on August 26, 2021, or as soon thereafter as possible.

Very truly yours,

/s/Avi Israel
Avi Israel
Chief Financial Officer
RADA Electronic Industries Ltd.